Exhibit 12.1

ALTERA CORPORATION

STATEMENT REGARDING THE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in thousands)
	3/30/2012	12/31/2011	12/31/2010	12/31/2009	12/31/2008	12/28/2007
Earnings:
Pre-tax income	$117,810	$848,992	$867,827	$305,538	$419,174	$337,628
Fixed charges	1,673	6,430	6,843	8,092	18,892	5,572

Total earnings	$119,483	$855,422	$874,670	$313,630	$438,066	$343,200

Fixed charges
Interest expense	$937	$3,730	$3,843	$5,092	$15,492	$1,705
Approximate portion of rentals	736	2,700	3,000	3,000	3,400	3,867

Total fixed charges	$1,673	$6,430	$6,843	$8,092	$18,892	$5,572

Ratio of earnings to fixed charges	71.4	133.0	127.8	38.8	23.2	61.6